June 14, 2021

Katherine Bagley

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Core & Main, Inc.

Registration Statement on Form S-1

Filed May 21, 2021

File No. 333-256382

Dear Ms. Bagley:

This letter sets forth the responses of Core & Main, Inc. (the “Registrant”) to the comments contained in your letter, dated June 8, 2021, relating to the Registration Statement on Form S-1, filed by the Registrant on May 21, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1 filed May 21, 2021

Cover Page

1.

We note your response to comment 18, and your amended disclosure regarding CD&R’s rights to designate the majority of your director nominees if it holds 50% of your voting common shares and 25% of your other equity. Please disclose on your cover page that CD&R has additional rights to designate director nominees even if it holds less than a majority of your voting common shares, and as little as 5% of the voting control of your common stock and other equity securities.

In response to the Staff’s comment, the Registrant has revised the cover page to disclose that the CD&R Investors will have additional rights to designate director nominees until they hold less than 5% of the total voting power of the Registrant’s common stock and other equity securities.

Risk Factors

Risks Related to Our Indebtedness

“The agreements governing our indebtedness . . .”, page 51

2.	Please briefly describe the “certain events” pursuant to which OpCo will be required to make mandatory pre-payments under the New ABL Credit Facility and New Term Loan Facility.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 51 to describe the events pursuant to which Opco will be required to make mandatory prepayments under the New ABL Credit Facility and the New Term Loan Facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

K. Bagley	2	June 14, 2021

Non-GAAP Financial Measures, page 113

3.

We note your response to comment 23. Net tangible assets is typically computed as total assets, excluding intangible assets, less total liabilities. Please disclose the purpose for each further adjustment made from the common definition. Also, disclose your basis for excluding interest expense in arriving at the adjusted return used in the numerator of return on net tangible assets and reconcile to adjusted return from net income attributable to partners’ capital. Further, retitle this non-GAAP measure to better describe what it actually represents and clearly state why this non-GAAP measure provides useful information to investors, including explaining why you believe it “demonstrates how efficiently an organization utilizes net tangible assets used in its day-to-day operations.” Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Registrant notes that its intent is to provide investors with a metric that measures how efficiently a company utilizes its operating assets, including property, plant and equipment, net, to generate returns on these assets. In order to more clearly demonstrate its intended purpose, the Registrant has replaced the presentation of Return on Net Tangible Assets (“RONTA”) with Return on Net Assets (“RONA”). The Registrant calculates RONA as net income attributable to partners’ capital, excluding the impact of intangible amortization and interest expense, less distributions to partners to fund their tax obligations associated with the allocation of partnership income, divided by the average of total current assets plus property, plant and equipment, net less total current liabilities. The Registrant has excluded intangible asset amortization from the return portion of the calculation, as such amount is primarily a function of the timing of its acquisition in 2017 by the CD&R Funds and is not indicative of its operating performance. For example, the Registrant recognized the substantial majority of its intangible assets in 2017, which substantially increased amortization and impacted comparability with both its historical results and with other companies. The Registrant has also excluded interest expense from the return portion of the calculation to provide better comparability across periods, including before and after the Registrant’s initial public offering, and across other companies by eliminating effects from differing capital structures. Finally, the Registrant has deducted tax distributions in the return calculation to better approximate the Registrant’s prospective tax provision, given that Holdings’ historical tax status as a partnership has resulted in taxable income being allocated to its partners and its recording a relatively low tax provision, thus providing better comparability with the Registrant’s results following the initial public offering.

The Registrant believes that the RONA metric is transparent and easily calculable, which allows investors to compare its businesses on a like-for-like basis and determine how effectively the Registrant has generated a return from its operating assets. In addition, the adjustments discussed above are intended to improve consistency in the Registrant-specific calculation across periods and improve comparability across companies.

For the ease of the Staff’s review, the Registrant has provided a reconciliation of the new RONA calculation below, as well as the prior RONTA calculation, for comparison:

K. Bagley	3	June 14, 2021

Return on Net Assets

	Fiscal Year Ended January 31, 2021	Fiscal Year Ended February 2, 2020	Fiscal Year Ended February 3, 2019
Net income attributable to partners’ capital	$44.5	$41.2	$36.6
Amortization	117.5	106.5	95.9
Interest expense	139.1	113.7	101.1
Partnership tax distributions	(20.9)	(32.8)	(25.4)

	$280.2	$228.6	$208.2

Average net assets	$799.7	$628.5	$513.6

Return on net assets	35.0%	36.4%	40.5%

	As of
	January 31, 2021	February 2, 2020	February 3, 2019	January 28, 2018
Current assets	$1,337.1	$1,038.1	$822.7	$714.5
Property, plant and equipment, net	86.2	87.5	84.8	88.5
Less: Current liabilities	(519.1)	(430.4)	(345.7)	(337.7)

Ending net assets	$904.2	$695.2	$561.8	$465.3

Prior year net assets	695.2	561.8	465.3

Average net assets	$799.7	$628.5	$513.6

Return on Net Tangible Assets

	Fiscal Year Ended January 31, 2021	Fiscal Year Ended February 2, 2020	Fiscal Year Ended February 3, 2019
Operating income	$185.5	$155.4	$138.4
Amortization	117.5	106.5	95.9
Provision for income taxes	(1.9)	(0.5)	(0.7)
Partnership tax distributions	(20.9)	(32.8)	(25.4)

	$280.2	$228.6	$208.2

Average net tangible assets	$680.6	$640.6	$589.8

Return on net tangible assets	41.2%	35.7%	35.3%

	As of
	January 31, 2021	February 2, 2020	February 3, 2019	January 28, 2018
Total assets	$3,593.7	$3,199.4	$2,809.8	$2,798.2
Cash and cash equivalents	(380.9)	(180.9)	(37.3)	(0.1)
Other current assets	(15.6)	(17.1)	(11.2)	(9.4)
Operating lease right-of-use assets	(128.5)	(123.4)	—	—
Intangible assets	(919.2)	(916.0)	(923.2)	(1,016.6)
Goodwill	(1,122.7)	(1,032.3)	(977.1)	(974.7)
Other assets	—	(2.1)	(2.0)	(3.9)
Accounts payable	(325.7)	(267.6)	(237.8)	(235.2)

Ending tangible net assets	$701.1	$660.0	$621.2	$558.3

Prior year net tangible assets	660.0	621.2	558.3

Average net tangible assets	$680.6	$640.6	$589.8

The Registrant has revised its disclosure to reflect the new metric and present a reconciliation of the RONA calculation to comparable GAAP measures.

Core & Main Holdings, LP Consolidated Financial Statements, page F-5

K. Bagley	4	June 14, 2021

4.

We note your responses to comments 27 and 28. Please describe the roles and responsibilities of your CEO, President – Waterworks, and President – Fire Protection in greater detail, and compare and contrast them with one another.

In response to the Staff’s comment, the Registrant notes the following regarding the roles and responsibilities of each of the Chief Executive Officer (“CEO”), President-Waterworks and President-Fire Protection, consistent with the Registrant’s conclusion of a single operating segment in accordance with ASC 280:

Chief Executive Officer

The CEO develops and drives the strategic direction and allocation of resources of the Registrant and maintains responsibility for interaction between the Registrant and the Registrant’s board of directors (the “Board”). The CEO’s specific significant responsibilities include:

•	Serve on the Board and maintain relationships with the Registrant’s private-equity ownership, including the Chairman of the Board as well as its independent directors;

•	Review and approve the Registrant’s long-term strategic plan that is developed by the Vice President, Corporate Development;

•	Evaluate and recommend to the Board specific acquisition transactions that he believes are consistent with the long-term strategic plan;

•	Determine what strategic initiatives (including expansion to new geographic areas or expansion to adjacent product categories) the Registrant will pursue through either organic growth or acquisition;

•	Evaluate and approve capital structure financing proposals put forth by the Chief Financial Officer (“CFO”);

•	Review and approve the Registrant’s consolidated operating and capital budgets, which are prepared by the CFO;

•	Approve the hiring and compensation model associated with all equity eligible associates, generally Director (i.e., internal employees generally reporting to Vice Presidents) level and above;

•

Review and approve annual compensation programs, including annual merit awards, incentive compensation programs – including specific compensation of senior leadership team members – and employee benefit programs (i.e., health insurance, retirement plans, etc.);

•	Approve company-wide health, safety, compliance and employment policies and programs;

•	Evaluate the overall financial performance of the Registrant against formal goals and objectives; and

•	Communicate with investors and the Board regarding the operating performance of the Registrant.

President – Waterworks

The President-Waterworks manages various direct reports who support the distribution of infrastructure products (including pipes, valves & fittings and storm drainage product lines) and the vendor relations/sourcing function. In this role, the President-Waterworks manages the Registrant’s vendor relationships that account for approximately 99% of the products the Registrant procures across all product lines (including the fire protection product line) and is responsible for negotiating purchasing incentive programs that are a significant profit driver for the Registrant. In addition, he is responsible for the national customer accounts group across all product lines. Further the President-Waterworks collaborates with and supports the President-Fire Protection in driving growth in meter products (which represents approximately 10% of total company sales) and private label products, which span across all branches and geographies. The Registrant notes that many of these responsibilities extend beyond just managing specific product lines and branches.

K. Bagley	5	June 14, 2021

President – Fire Protection

The President-Fire Protection manages various direct reports who support the distribution of fire protection products and the distribution of the meter product line primarily through waterworks-centric branches, which meter products represent approximately 10% of total company sales. Further, he manages the Registrant’s growing private label initiative, as described in the Registration Statement under “Prospectus Summary—Our Strategies—Execute on Gross Margin Initiatives”, for waterworks infrastructure and fire protection products.

Both Presidents also have certain shared or common responsibilities, which include the following:

•	Drive communication and adoption of strategic initiatives of the CEO through the Registrant’s nationwide network of branches;

•

Manage various direct reports, some of whom are divided by geography to facilitate an efficient organizational structure, and provide operational support as needed to assist in resolving customer relationship, contractual and employee matters;

•	Approve the hiring and compensation structure of lower-level positions including branch and district managers;

•	Partner with various company-wide shared service resources, including, but not limited to, legal, human resources, credit, cash application and accounts payable;

•	Partner with the company-wide integration team (that reports through the CFO) to support the integration of acquisitions; and

•

Support the acquisition diligence process, led by the centralized team under the Vice President, Corporate Development reporting to the CEO, regarding potential acquisition targets, including evaluating vendor relationships and interacting with the target’s management;

To further the Staff’s understanding of the leadership and their roles and responsibilities in the Registrant’s conclusion of a single operating segment, the Registrant presents the following evaluation regarding the determination of the chief operating decision maker (“CODM”), whom the Registrant identified in its letter dated May 21, 2021 to be CEO Stephen O. LeClair. In determining the CODM, the Registrant considered decisions that it believes represent some of the most significant decisions related to the allocation of resources that the CODM makes:

Key Resource Allocation Decisions	Responsible Party
Personnel decisions, including compensation structure

Personnel decisions at or above the Director level are made by the CEO. Mr. LeClair is the ultimate decision maker with regards to the hiring and firing of key personnel (including Executive Leadership Team (“ELT”) members), incentive compensation structure, and the issuing of equity grants. Within the Registrant’s delegation of authority, the CEO must approve the hiring or promotion of any employee that is equity eligible. This generally relates to any individual with a “Director” level title or higher (which approximates 50 employees across the total company). This demonstrates the CEO’s engagement in the allocation of key resources across the total company. In addition, variable compensation plans for all members of the ELT, including the President-Waterworks and President-Fire Protection are determined by the CEO and based on total company financial performance, not an aggregation of branches or product lines.

By contrast, the President-Waterworks and the President-Fire Protection only have independent autonomy to approve hiring, firing and compensation decisions below the Director level.

K. Bagley	6	June 14, 2021

Key Resource Allocation Decisions	Responsible Party
Review and approval of the annual operating budget

The annual total company budget process is a critical tool in managing the allocation of resources of the organization. The CEO is engaged with the CFO in the budget process, including setting the key metrics to be used for building the budget. Further, as discussed in the Registrant’s prior letter, the CEO reviews and approves the total company annual budget and recommends it to the Board for final review and approval.

Neither of the Presidents is responsible for the approval of the annual operating budget, as this responsibility rests with the CEO.

Recommendation of proposed mergers and acquisitions

All potential transactions are initially identified, evaluated and led by the Vice President, Corporate Development and the various functional department leaders. Each target is summarized and reviewed with the ELT throughout the diligence process. Upon completion of diligence and financial modeling, the Vice President, Corporate Development and the ELT present to the CEO the final summary of the business opportunity, financial terms and findings/risks from the diligence process. Based on this information, the CEO makes a final determination whether to approve the project and proceed with a recommendation to the Board for approval.

Each President provides input on the product lines (i.e., pipes, valves & fittings, meters, fire protection and storm drainage) and initiatives they are responsible for, but they do not make decisions related to acquisition activity regardless of size. Based on the product line, initiative or geographic opportunities, this may require close coordination between the Presidents.

Treasury decisions regarding capital structure

The day-to-day operations of the treasury function are overseen by the CFO. However, the CEO is responsible for approving and recommending to the Board key decisions surrounding this function, most notably decisions regarding matters such as debt issuances and retirements, increases in borrowing availability and execution of interest rate hedging instruments.

Neither of the Presidents is involved in decisions regarding the capital structure of the Registrant at any level.

Annual merit compensation

As employee compensation costs and benefits represent the largest expense category after cost of goods sold, the annual merit and benefits process represents a significant allocation of resources. The CEO receives input from the CFO and Chief Human Resources Officer (“CHRO”) regarding a recommended company-wide merit percentage increase; however, the CEO makes the final determination regarding the overall merit percentage increase. The CEO further reviews and approves recommendations from the CHRO and CFO regarding potential benefit program changes that impact employees across the total company.

Each President is only allowed to make changes within their allocated merit pool, which is based upon application of the CEO approved company-wide merit percentage to existing compensation costs.

Organization of administrative functions

The CEO has established a structure whereby the various administrative support functions (e.g., legal, human resources, finance, corporate development, IT, etc.) report via members of the ELT to the CEO. These functions all serve to support the total company.

Neither of the Presidents has these administrative support functions built into his respective product lines.

K. Bagley	7	June 14, 2021

5.

Please clarify how your branches roll up into your President – Waterworks and President – Fire Protection. In this regard, the organization chart in your response indicates the Regional Vice Presidents report directly to the President – Waterworks; however, your response also indicates that branches are grouped by whether they are centered around fire protection or waterworks products and rolled up to one of the two Presidents. Additionally, describe to us the nature of financial information at the branch level.

The Registrant acknowledges the Staff’s comment and provides the following information to assist the Staff in understanding the Registrant’s organizational structure and financial information about local branches.

In response to the Staff’s comment, the Registrant notes that it organizes its branches based on (i) whether the branch is primarily focused around waterworks (pipes, valves & fittings, storm drainage and meters) or fire protection product lines and (ii) geography. The Registrant advises the Staff that this structure organizes the Registrant’s over 3,700 employees working in over 285 branches in a manner that allows for improved sharing of product knowledge and establishes an organizational structure that can effectively manage a large employee base over a nationwide network, yet can still effectively communicate consistent messages and build a shared culture. Branches that are primarily focused on waterworks product lines are grouped into six geographic areas, each led by a Regional Vice President who reports to the President-Waterworks. Branches that are primarily focused on the fire protection product line are grouped into three geographic areas, each led by an Area Director who report to the President-Fire Protection.

As described in more detail below, the Registrant advises the Staff that each branch has a limited statement of operations and limited balance sheet; but no measure of cash flow.

•

The limited statement of operations includes net sales, cost of sales, gross margin (and as a percentage of net sales), depreciation, allocated Selling, general and administrative expenses (“SG&A”), adjusted EBITDA (and as a percentage of net sales) and summary headcount information. Further, each branch is charged a monthly supplemental working capital charge based on the sum of accounts receivable, inventory and fixed assets less accounts payable. The branch income statement does not include intangible amortization, interest expense, income taxes and adjustments made for corporate month-end accounting adjustments. These adjustments, which have historically been material and are described in more detail in the Registrant’s response to the Staff’s comment 6 below, include impacts related to sales returns, capitalization of unearned rebates and purchase discounts. In addition, the branch financial information utilizes different methodologies for calculating bad debt and obsolete inventory, to drive employee behavior through impacts to incentive compensation calculations, compared with those used for the total company. As a result, many of the metrics in the branch financial information are essentially approximations of a similar metric as calculated for the total company.

•

The limited balance sheet is focused on branch identifiable assets and liabilities. This includes accounts receivable, inventory, branch specific prepaid charges, fixed assets, accounts payable, accrued payroll and accrued bonuses. Similarly there are several branch-related assets and liabilities that are not reflected on the branch balance sheet, including returns reserves, capitalized inventory amounts, rebate receivables, lease related assets and liabilities, and employee benefits.

As discussed further in the Registrant’s response to the Staff’s comment 6 below, the Registrant believes that the above financial information has inherent limitations to its usefulness and, therefore, such financial information is not provided to or discussed with the CODM or used in allocating resources or assessing performance.

K. Bagley	8	June 14, 2021

6.	Please provide the following additional information relative to the President – Waterworks and President – Fire Protection:

•	identify and briefly describe the roles and responsibilities of the individuals reporting to each of your President – Waterworks and President – Fire Protection; and

•

describe, in detail, the financial information that is reviewed by each of the Presidents, including any disaggregated information (e.g., product-centric branch group level, regional level, individual branch level and/or by product line).

In response to the Staff’s comment, the Registrant notes the following information relating to the direct reports of each of the President-Waterworks and President-Fire Protection:

President – Waterworks

•	6 Regional Vice Presidents, as discussed above

•	Vice President, Operations, who is responsible for the Registrant’s national vendor sourcing team across the total company

•	Vice President, Sales & Market Development, who is responsible for the Registrant’s national accounts team

•	Director, Fusible Sales, who heads the HDPE fusible pipe sales initiative

•	Senior Director, Operations, who performs various ad hoc requests of the President-Waterworks

President – Fire Protection

•	3 Area Directors, as discussed above

•	Director, Operations who supports operational compliance and business processes across facilities that primarily distribute the fire protection product line

•

Director, Distribution and Logistics who sources oversees raw materials and drives the private label initiative across multiple product lines, including the growing initiative with waterworks-centric branches

•	Director, National Meter Sales who leads the meter sales initiative, with distribution through all branches across the country

•	Senior Director, Sales Development who supports expanding the products accessible to the fire protection product.

In regard to financial information reviewed by each of the Presidents, the President-Waterworks and the President-Fire Protection also receive the Monthly Financial Review, which is the CODM package provided to CEO Stephen O. LeClair. The CODM package does not include measures of profitability below the total company level. Each President is provided with a supplemental summary schedule that aggregates the branches that roll-up through their respective direct reports, which includes the following metrics:

•	Net sales and growth against the prior period;

•	An approximation of gross margin, gross margin as a percentage of net sales and growth against the prior period;

•	An approximation of SG&A metric (heavily impacted by allocations as discussed further below), SG&A as a percentage of net sales and growth against the prior period;

•	An approximation of Adjusted EBITDA, Adjusted EBITDA as a percentage of net sales and growth against the prior period (which is a function of the SG&A allocation discussed further below);

•	Headcount; and

•	Backlog.

K. Bagley	9	June 14, 2021

These branch aggregations are limited in information and, as described further below, primarily present financial performance for comparison to incentive compensation plans. The Presidents also receive the CODM reporting package which includes disaggregated revenue only information based on product lines, strategic initiatives, by region (waterworks only) and by district (branches aggregated in a similar metropolitan or similar geographic area).

The Registrant notes the branch financial information and subsequent aggregations, including the supplemental schedules provided to the President-Fire Protection and the President-Waterworks, are inherently limited from a management and resource allocation perspective for the following reasons:

•

These schedules are simply an aggregation of branch financial performance prepared primarily for measuring incentive compensation at regional levels and below. The results included in the schedules provided to each President do not align well with their responsibilities. For example, the financial performance of the meter and private label initiatives, led by the President-Fire Protection, are included with the President-Waterworks schedule.

•

The Registrant does not perform a full financial close at the branch, region or waterworks/fire protection level. This results in substantial income statement and balance sheet adjustments being recorded at a corporate level only. One example includes the sales returns allowance adjustments to accounts receivable and inventory, which has a balance sheet impact often in excess of $20 million to each line at the total company level. Fluctuations in these amounts impact income statement line items by several million dollars per month. Other excluded adjustments include the balance sheet deferral of rebates, purchase discounts and freight to inventory, with the corresponding change excluded from branch operating results. The lack of these adjustments may over- or understate sales and gross margin at the branch level, and consequently any branch aggregations.

•

As previously discussed, the SG&A allocation and working capital charges are not developed by the Registrant to reflect economic performance of the branch. Instead they are developed and charged to branches to achieve consistency with long-established incentive compensation plans. Costs included in these allocations include a wide array of branch-related operating costs, such as employee payroll taxes, 401k costs, health and wellness insurance programs, branch insurance programs, and recovery of centralized functions such as accounting, human resources, legal, etc. These allocations often result in substantial variances between consolidated branch expenses at corporate and the amounts allocated to the branches, whereby amounts are over allocated to the branches. Modifications to these allocations to more accurately reflect the economic performance of the branches would require substantial alterations to the Registrant’s incentive compensation programs.

•

Lastly, the aggregation of waterworks and fire protection branches in the supplemental schedules described above provide limited value in evaluating their performance given the misalignment in responsibilities and strategic initiatives to the branch aggregation. This, coupled with the CEO’s desire to focus on total company growth, is why each President’s incentive compensation is based upon total company performance metrics. Further, there are no individuals in the company that are compensated on the schedules provided to the respective Presidents.

These supplemental schedules viewed by each President serve as an incremental data point that they contemplate along with information obtained from discussions with direct reports and other financial information, such as disaggregated revenues, to gain an overall picture of their operations.

K. Bagley	10	June 14, 2021

Due to the aforementioned inherent limitations, this information is not considered useful to the CODM and therefore not provided to him. The financial results in these schedules are inherently different than the total company accounting practices (e.g., an approach for local compensation calculations instead of external reporting that reflects the economic performance of the total company). Additionally, there is no formal organizational alignment with these schedules as the waterworks schedule does not represent the responsibilities and performance of the President-Waterworks and the fire protection schedule does not represent the responsibilities and performance of the President-Fire Protection. As such, the CEO does not utilize this information in determining how to allocate resources or assess the financial performance of the Registrant. Therefore, as described in the Registrant’s prior response, the CODM allocates resources and measures performance on a consolidated basis, including the most critical profitability financial metric of Adjusted EBITDA. As such, the Registrant has concluded that the total company is its only operating segment.

7.

In assessing your customer relationship intangible assets, operating lease right-of-use assets and branch property, plant and equipment for impairment, please explain in greater detail why there is not a level below the total company (e.g., product-centric branch group level, regional level and/or individual branch level) for which identifiable cash flows are largely independent of other assets and liabilities. Refer to ASC 360-10-35-23 through 35-25.

In response to the Staff’s comment, the Registrant provides the following information to assist the Staff in understanding the Registrant’s conclusion regarding the evaluation of long-lived assets at a total company level.

The Registrant’s most material long-lived asset is its long-term customer relationships, with a balance of $889.4 million as of May 2, 2021. This asset embodies the relationships that the Registrant has formed with its customers and the ability to drive recurring revenue over time, which is one of the most significant drivers of the Registrants future cash flows. These relationships are not inherently limited to any single branch, region or product. For example, within a metropolitan area, the Registrant may have multiple branches from which a customer may elect to purchase product depending on the location of the project within that area. Further, from time to time the Registrant may need to fulfill a customer order from an alternative location based on product availability or capacity. In addition, should the Registrant choose to close a location within a region, the Registrant has alternative locations available to the customer to make their purchases. Some of the largest customers are those that comprise the Registrant’s national accounts, for which the Registrant may fulfill orders from any of its branches nationwide, including all product lines that may be distributed to their subcontractors. This long-lived asset is a significant driver of the cash flows of the Registrant and is not inherently limited to specific branches, regions or products. The Registrant has relationships with local and national construction companies that are engaged in projects that have needs across all its product categories. These illustrations highlight the Registrant’s ability to service customers across the nation, consistent with the Registrant’s marketing of: “Local Service, Nationwide.” As such, this asset is viewed as supporting the business in total and therefore cannot be evaluated for impairment at a level below the total company.

The Registrant’s operating lease right-of-use assets had a balance of $143.1 million as of May 2, 2021. By contrast to the long-term customer relationship intangible asset, these assets are specifically identifiable to the leased branch location. However, as discussed above, the Registrant’s long-term customer relationships are the most material assets associated with the generation of future cash flows. As such, the cash flows generated from a leased facility cannot be separately identified from the long-term customer relationships because these assets work together to generate the Registrant’s cash flows and support regional and national customers and therefore should be grouped together in accordance with ASC 360-10-35-23. The Registrant also notes that it generally enters into short-term leases with renewal options that limit the inherent risk of carrying a significant right-of-use asset or lease liability with a branch that may experience declining cash flows. Lastly, should the Registrant exit a leased location, the Registrant has historically materially mitigated any losses through the sublease of the leased facility.

K. Bagley	11	June 14, 2021

The Registrant’s net property and equipment balance was $84.3 million as of May 2, 2021, with branch-related assets comprising approximately 60% of this balance. The Registrant’s distribution business inherently requires minimal capital investment at a branch with the majority of these assets comprised of product racking, forklifts, trailers, office equipment and, for a limited number of branches, owned facilities. Should one of the branch locations close, the majority of these assets are inherently transferrable to any of the Registrant’s facilities regardless of the product line focus of that location. In addition, as discussed above, the cash flows generated by each branch are inherently linked to long-term customer relationships. The Registrant believes both these reasons support the evaluation of these assets based on the cash flows generated by the total company in accordance with ASC 360-10-35-23.

Therefore, there is not a level below the total company for which identifiable cash flows are largely independent of the Registrant’s customer relationships. As a result, the Registrant has concluded that a single asset grouping for assessing impairment of long-lived assets is appropriate.

*****

K. Bagley	12	June 14, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Rufus Decker

Dietrich King

Patrick Kuhn

U.S. Securities and Exchange Commission

Stephen O. LeClair

Core & Main, Inc.